SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2004

Commission File Number 001-14489

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Tele Centro Oeste Celular Participações Holding Company
(Translation of Registrant's name into English)

SCS - Quadra 2, Bloco C, Edifício Anexo-Telebrasília Celular
-7° Andar, Brasília, D.F.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Tele Centro Oeste Celular Participações S.A Publicly-Held Company CNPJ/MF nº 02.558.132/0001-69 - NIRE 53.30000580-0
Telegoiás Celular S.A. Closely-held Company CNPJ-MF Nº 02.341.506/0001-90	Telems Celular S.A. Closely-held Company CNPJ-MF Nº 02.331.492/0001-23
Telemat Celular S.A. Closely-held Company CNPJ-MF Nº 02.340.817/0001-34	Teleacre Celular S.A. Closely-held Company CNPJ-MF Nº 02.332.982/0001-44
Teleron Celular S.A. Closely-held Company CNPJ-MF Nº 02.337.949/0001-07

NOTICE TO SHAREHOLDERS

The managements of Tele Centro Oeste Celular Participações S.A. ("TCOPart") and of the following closely-held companies, collectively referred to as "TCO Operators": Telegoiás Celular S.A. ("Telegoiás"), Telems Celular S.A. ("Telems"); Telemat Celular S.A. ("Telemat"); Teleacre Celular S.A. ("Teleacre") and Teleron Celular S.A. ("Teleron"), respectively communicate that, pursuant to what was set out in the Relevant Fact published by the referred companies on May 14, 2004 and complemented on June 15 and 17, 2004, all the shareholders of the TCO Operators and the holders of common shares in TCOPart dissenting from the resolutions relating to the merger of the shares of the TCO Operators into TCOPart, made at the special meetings of shareholders of the referred companies held on June 30, 2004, will have the right to withdraw themselves from the respective companies of which they were shareholders on May 15, 2004, date of the first Relevant Fact which made public the terms and conditions applicable to the referred merger, against repayment of their shares, as follows:

1. Repayment Values : (a) shareholders of TCOPart : value of TCOPart's shareholders' equity recorded in the balance sheet prepared on May 31, 2004, in the amount of R$0.0045595 per share; (b) shareholders of Telegoiás : (i) value of the company's shareholders' equity recorded in the balance sheet prepared on May 31, 2004, in the amount of R$82.190270, per share or (ii) value at market prices as at March 31, 2004, in the amount of R$76.345459, per share; (c) shareholders of Telems : (i) value of the company's shareholders' equity recorded in the balance sheet prepared on May 31, 2004, in the amount of R$199,067761, per share or (ii) value at market prices as at March 31, 2004, in the amount of R$185,446750, per share; (d) shareholders of Telemat : (i) value of the company's shareholders' equity recorded in the balance sheet prepared on May 31, 2004, in the amount of R$456,474306, per share or (ii) value at market prices as at March 31, 2004, in the amount of R$425,619945, per share; (e) shareholders of Teleacre : (i) value of the company's shareholders' equity recorded in the balance sheet prepared on May 31, 2004, in the amount of R$20,899566, per share or (ii) value at market prices as at March 31, 2004, in the amount of R$19,026835, per share; (f) shareholders of Teleron : (i) value of the company's shareholders' equity recorded in the balance sheet prepared on May 31, 2004, in the amount of R$105,674898, per share or (ii) value at market prices as at March 31, 2004, in the amount of R$94,549650, per share.

Under the terms of article 137, II, letters a and b of Law nº6.404/76, the holders of preferred shares in TCOPart shall not have the right to withdraw.

The shareholders wishing to do so, will be allowed to exercise the right to withdraw in relation to only one kind and/or class of shares, however the partial exercise of the referred right in one same kind and/or class of shares shall not be permitted.

2. Terms : Having in consideration that, pursuant to what was set out in the mentioned Relevant Facts and established in the General Meetings of Shareholders of TCOPart and of the TCO Operators, the term for the voluntary exercise of the right to withdraw is 30 days counted from the date of publication of the Minutes of the referred Meeting and that the mentioned minutes were published in newspapers Gazeta Mercantil, Jornal de Brasília and Official Gazette of the Federal District (in case of TCOPart), Gazeta Mercantil Centro Oeste and Official Gazette of the State of Goiás (in case of Telegoiás); O Estado and Official Gazette of the State of Mato Grosso do Sul (in case of Telems); Diário de Cuiabá and Official Gazette of the State of Mato Grosso (in case of Telemat), A Gazeta and Official Gazette of the State of Acre (in case of Teleacre) and O Estadão do and Official Gazette of the State of Rondônia (in case of Teleron) all of them on this date, the right to withdraw may be exercised until September 16, 2004.

3. Qualification Conditions and Form : Those shareholders whose shares are custodied with Stock Exchanges, if so wished, should exercise the right to withdraw through securities brokers of their choice, upon filling-out the form "Exercise of Right to Withdraw", available from the brokers themselves.

Those shareholders whose shares are custodied with BANCO ABN AMRO REAL S.A., the financial institution acting as trustee of the book-entry shares of the companies, if so wished, should exercise the right to withdraw by appearing personally at any branch of the referred institution and filling-out the form "Exercise of Right to Withdraw", available from the financial institution itself, and for such purpose they shall deliver certified copies of the following documents:

INDIVIDUALS: CPF (Individual Taxpayer Card), RG (Identification Document) and proof of current address (maximum 2 months).

LEGAL ENTITIES: CNPJ (National Register of Legal Entities Card), Minutes of Meetings, Articles of Incorporation and amendments thereto, as well as personal documents of partners/legal representatives (CPF, RG and proof of current address).

Shareholders represented by proxy should deliver, in addition to the above referred documents, the respective power of attorney, which must contain special powers for the grantee to voice, on the shareholder's behalf, the intent to exercise the right to withdraw and request the repayment of the corresponding shares.

TCOPart since now informs that it shall not reconsider the resolution with respect to the merger of the shares of the TCO Operators, made at the special meeting of shareholders held on June 30, 2004, regardless of the result of the exercise of the right to withdraw to which all the shareholders of the TCO Operators and the holders of common shares in TCOPart are entitled.

São Paulo, August 16, 2004

Tele Centro Oeste Celular Participações S.A Luis André Carpintero Blanco Investor Relations Officer
Telegoiás Celular S.A.	Telems Celular S.A.
Telemat Celular S.A.	Teleacre Celular S.A.
Teleron Celular S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 27, 2004

TELE CENTRO OESTE CELLULAR HOLDING COMPANY

By:	/S/ Luis André Carpintero Blanco
Luis André Carpintero Blanco Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.